Exhibit 16.1

KPMG LLP 99 High Street Boston, MA 02110-2371	Telephone Fax Internet	617 988 1000 617 507 8321 www.us.kpmg.com

September 29, 2008

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C.  20549-7561

Ladies and Gentlemen:

We were previously principal accountants for Ibis Technology Corporation and, under the date of May 22, 2008, we reported on the financial statements of Ibis Technology Corporation as of and for the years ended December 31, 2006 and 2007.  On September 29, 2008, we resigned.  We have read Ibis Technology Corporation’s statements included under Item 4.01 of its Form 8-K dated September 29, 2008, and we agree with such statements except that we are not in a position to agree with the statement in the third paragraph relating to the Company’s belief that the material weakness was remediated as of June 30, 2008.

Very truly yours,

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.